October 1, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. John Cannarella

100 F Street, NE

Washington, D.C. 20549-7010

Re:	RE: Tesco Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 7, 2009

Schedule 14A Definitive Proxy Statement

Filed March 31, 2009

File No. 1-34090

Response letter dated July 31, 2009

File No. 1-34090

Dear Mr. Cannarella:

This letter is Tesco Corporation’s (the “Company”) response to the United States Securities and Exchange Commission’s Comment Letter dated September 8, 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and our responses immediately follow each comment.

1.

We have reviewed your response to prior comment number five, and we do not agree with your conclusion that, prior to July 1, 2008 when your shares ceased trading on the Toronto Stock Exchange, equity classification was appropriate for Canadian Dollar-denominated options granted to non-Canadian employees as this conclusion is not consistent with the provisions of paragraph 33, footnote 19, and paragraph B129 of SFAS 123(R). In this respect, paragraph 33 of SFAS 123(R) requires that options denominated in a currency other than your functional currency that do not meet either of the exceptions in footnote 19 should be classified

Tesco Corporation

October 1, 2009

and accounted for as liabilities from their issue dates. Since the fair value of the options that you have issued with exercise prices denominated in Canadian dollars are indexed to changes in the Canadian Dollar versus your US Dollar functional currency in addition to changes in your share price wherever traded, and the options do not meet either of the exceptions in footnote 19, your options are indexed to a factor that is not a market, performance or service condition. As we are unable to agree with the analysis provided in your response, please evaluate the materiality of classifying all options issued to non-Canadian employees as liabilities for all periods since issuance, and tell us how you considered paragraphs 25 and 26 of SFAS 154.

RESPONSE: We looked to paragraph 33 of SFAS 123(R) (the “Statement”) for purposes of determining whether it is appropriate to classify our outstanding stock option awards as liabilities or as equity. According to paragraph 33, “an award may be indexed to a factor in addition to the entity’s share price. If that additional factor is not a market, performance, or service condition, the award shall be classified as a liability for purposes of this Statement.” Footnote 19 of the paragraph discusses exceptions to the rule, not the criteria itself. Due to the fact that Tesco’s stock was listed on more than one stock exchange, we sought further interpretative guidance in Paragraph B129 of the Statement.

Paragraph B129 discusses “equity instruments with exercise prices denominated in a currency other than the currency of the market in which the underlying equity instrument primarily trades” be accounted for as liabilities. It should be noted that Tesco’s Canadian dollar-denominated options are in the same currency of the market in which the underlying equity instruments primarily trades (the TSX), prior to June 30, 2008, accordingly the paragraph 19 exceptions do not enter into the classification determination. Therefore there is no additional factor that is not market, performance or service condition. Please see the expanded discussion below.

Tesco Corporation (the “Company”) is a company incorporated in Canada whose headquarters and senior management have shifted to the United States in recent years. To assist our response, we have provided a summary of Tesco’s corporate background.

•	Tesco Corporation is organized under the laws of Alberta. The Company is also a reporting issuer (or the equivalent) in each of the provinces of Canada.

•

The Company was formed by the amalgamation of Tesco Corporation with Shelter Oil & Gas Ltd., COEXCO Petroleum Inc. and Forewest Industries Ltd. on December 1, 1993. Prior to the amalgamation, shares of Shelter were traded on the Toronto Stock Exchange (“TSX”) and the shares of COEXCO and Forewest were traded on the Alberta Stock Exchange.

•

Tesco’s corporate headquarters were located in Alberta until December 11, 2006, and the corporate legal and accounting matters were housed in Alberta prior to this date, and then began to migrate to the United States.

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Tesco Corporation

October 1, 2009

•	Tesco determined the US dollar (US$) to be its functional currency in the fourth quarter of 2006 (effective January 1, 2006).

•	Tesco was a foreign filer with the SEC until the end of 2006.

•	All stock options granted by Tesco to employees of the Company prior to May 2007 had an exercise price denominated in CAD$.

•	The Company voluntarily delisted from the TSX on June 30, 2008.

We evaluated the Company’s accounting for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” (the “Statement”) for purposes of determining the appropriate accounting treatment for our stock option awards. In regard to making this determination, we considered the following:

•	Through June 30, 2008, common shares of Tesco Corporation were traded on both the TSX in Canadian dollars (CAD$) and on the NASDAQ in US$;

•

Prior to May 2007, Tesco had a brokerage relationship for their stock option program for employees with Stephens Avenue (“Stephens”), a Canada-based brokerage firm whose practice consisted of transactions on the TSX and the Alberta Stock Exchange. If an employee wanted to exercise his option awards but did not have his own broker, the Company would direct the employee to Stephens to broker the transaction.

•

After May 2007, all stock option transactions were administered and directed by Solium, Tesco’s third-party administrator for the Company’s stock option plans. Solium considered the TSX to be Tesco’s primary exchange and, accordingly, directed the sale of all shares on the TSX.

•	All stock options granted by the Company to employees of the Company prior to May 2007 had an exercise price denominated in CAD$; and

•	All stock option awards vested and available for exercise prior to the Company’s delisting from the TSX were denominated in CAD$.

•	An overwhelming majority of the stock options exercised from January 1, 2006 through June 30, 2008 were transacted on the TSX.

•	Only 1% of options exercised resulted in the holder electing to receive the shares, as opposed to immediately selling them on the market.

Prior to June 30, 2008:

We determined that the Company’s stock options with an exercise price denominated in CAD$ did not qualify for liability classification under paragraph 33 of SFAS 123 (R) because the option awards were not indexed to a factor other than the share price as traded on the TSX in CAD$ prior to June 30, 2008. Based on the volume of the stock option transactions which occurred on the TSX, it was a primary exchange for this Canadian company.

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Tesco Corporation

October 1, 2009

Paragraph 33, footnote 19 identifies exceptions to the requirement for liability classification if it is determined that a dual indexed award exists. It states, “an award of equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated shall not be considered to contain a condition that is not a market, performance, or service condition.”

We determined that the exceptions outlined in footnote 19 did not apply to Tesco as the existence of a dual-indexed award was not demonstrated. We assert that paragraph 33 is offered as the primary guidance, and footnote 19 is provided for specific exceptions to liability classification. Because we identified equity classification for the awards under paragraph 33, we determined the exceptions to liability classification outlined in the subordinate footnote were not relevant. The TSX was the primary exchange where the Company’s stock option transactions were executed through June 30, 2008.

This position is supported by the Company’s operating procedures. Through the date of the Company’s delisting, exercises of option awards were treated as follows:

A.	“Sell all” Transaction – to exercise the stock options by selling them on the open market and retaining the proceeds (which represented 99% of the option activity):

a.	The employee placed an order to sell their stock options with Tesco’s stock option administrator. Prior to May 2007, Tesco recommended that its employees to broker their option exercises through Stephens, a Canada-based brokerage firm whose practice consisted of transactions on the TSX and the Alberta Stock Exchange. Stephens did not complete Tesco transactions on the NASDAQ. After May 2007, all stock option transactions were administered and directed by Solium Corporation, a Canada-based firm, Tesco’s third-party stock option administrator. Solium considered the TSX to be Tesco’s primary exchange and, accordingly, sold all shares on the TSX. Solium did not transact Tesco shares on the NASDAQ.

b.	The administrator contacted the broker with instructions, who then sold the shares. In a significant majority of cases, the employee would use Stephens or the broker that Solium directed.

c.	These transactions met the criteria in paragraph 35 that permits employees to affect a broker-assisted cashless exercise.

B.	“Pay Cash” Transaction – to keep ownership of the shares (which represented only 1% of the stock option activity):

a.	The employee submitted in cash in an amount equal to the CAD$ exercise price of the option and taxes, if applicable, via check or wire transfer.

b.	The Company provided instruction to its Transfer Agent to deliver shares to the employee’s account via DWAC or physical certificate form.

C.	An overwhelming majority of the options exercised resulted in shares being sold on the TSX. While an employee could choose to sell the shares through his broker, only a very small number of employees did so on the Nasdaq. Additionally, only 1% of stock options exercised by the holder elected to receive the shares.

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Tesco Corporation

October 1, 2009

Based on the discussion above, we believe the requirements for equity accounting treatment for stock option awards was met through June 30, 2008, the date we delisted from the TSX. The TSX was a significant primary exchange for the exercise of the options

Subsequent to June 30, 2008:

Upon delisting from the TSX, the CAD$ stock option awards could only be exercised on the Nasdaq and was, therefore, indexed to a US$ stock price. Therefore, we note that, under paragraph 33, a requirement to make a modification from equity to liability classification occurred on that date.

Upon that determination, we were required to consider Footnote 19, which provides that exceptions to liability classification as “an award of equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated shall not be considered to contain a condition that is not a market, performance, or service condition.”

We note our existing option awards were comprised of the following:

•	Awards denominated in CAD$ and issued to employees who were paid in CAD$;

•	Awards denominated in CAD$ and issued to employees who were not paid in CAD$; and

•	Awards denominated in US$ and issued to employees who were paid in US$, CAD$ or another currency.

Under paragraph 33 and footnote 19, the CAD$-denominated stock option awards issued to employees who were not paid in CAD$ do not meet the exceptions provided in Footnote 19 and, therefore, should have been classified as liability awards in each of the quarterly periods after July 1, 2008. In addition, the liability should have been adjusted to the fair value of the awards at the end of each subsequent quarterly reporting period. The accounting treatment of the identification and correction of such error is addressed in our responses in Item 2, below.

2.	In your response to our comment above, please provide us with a comprehensive materiality analysis, by applicable period, that includes i) consideration of classifying all options issued to non-Canadian employees as liabilities for all periods since issuance, ii) each of the errors you referenced in Appendix A and Appendix B, and iii) the error you identified in your June 30, 2009 Form l0-Q concerning the classification of prepaid taxes as a reduction of accrued liabilities in the balance sheet as of December 31, 2008. In this regard, we wish to consider your materiality analysis in totality in light of the identified errors. We may have further comment.

5

Tesco Corporation

October 1, 2009

RESPONSE: Attached hereto as Appendix A is a memorandum documenting all of the identified errors in further detail and our analysis of these issues performed on the aggregated errors under the guidance contained in Topic 1M of Staff Accounting Bulletin No. 99, “Materiality.” Please note that the analysis includes (1) the bulleted list of items identified during the quarter ended June 30, 2009 as outlined therein, (2) the bulleted list of errors identified during the quarter ended March 31, 2009 as outlined in the previously filed Appendix B and the aggregation of any other previously identified out-of-period adjustments affecting the applicable periods, including the items identified in previously filed Appendix A. Based on our response to Item 1, above, we have considered the classification of all options issued to non-Canadian employees as liabilities in periods subsequent to June 30, 2008.

3.	We note your response to our prior comment number nine which includes your modified disclosure to be included in future filings. Please include a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments with a related explanation. See paragraph 20(b)(2) of SFAS 146 or otherwise explain why you do not believe this disclosure is necessary.

RESPONSE: Paragraph 20(b)(2) of SFAS 146 establishes the required disclosure for restructuring costs as follows:

b.	“For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):

i.	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date

ii.	A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore”

We will modify our future filings to include the disclosures required per paragraph ii, above, in Footnote 1 to our condensed consolidated financial statements, as shown below (in thousands):

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Balance—beginning of period	$—	$—
Charged to expense	1,143	2,893
Payments	(1,143)	(2,304)
Impact of foreign currency translation	—	—

Balance—end of period	$—	$589

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

4.	We note from your disclosure you “identified prepaid taxes that were presented as a reduction of accrued liabilities in the balance sheet as of December 31, 2008;” and your determination that it was appropriate to reclassify these amounts to the correct balance sheet line item in the current year presentation. Please tell us why you do not believe this represents an error in the recognition and presentation of your financial statements as contemplated by paragraph 2.h. of FAS 154.

RESPONSE: Value Added Tax (VAT) is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is much like the sales tax paid in the United States. The Company collects VAT from its customers and remits

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Tesco Corporation

October 1, 2009

VAT to its vendors. Periodically, the Company submits VAT schedules to governmental agencies and reconciles the VAT paid and VAT received. The net overpaid VAT may be refunded, and the net underpaid VAT must be remitted.

During the quarterly period ended December 31, 2008, the Company paid VAT so that the balance was a net receivable of $6.2 million.

Identification of an error:

Paragraph 2h. of SFAS 154 described an error in previously issued financial statements as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

Under this definition, we believe the classification of the VAT receivable was an error that we identified in our financial statements for the year ended December 31, 2008. Due to an accounting oversight, the balance continued to be carried under the caption, “Accrued and other current liabilities” as a debit balance when a more correct presentation would have been to include the amount under the caption “Prepaid and other current assets.”

Correction of an error:

Paragraph 25 of the Statement provides guidance for correcting errors in previously issued financial statements as follows:

“Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. Restatement requires that:

a.	The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.

b.	An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.

c.	Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.”

We identified the error in the preparation of our financial statements for the three months ended June 30, 2009 and included a disclosure in Footnote 1.

We have included the error in our out-of-period error analysis attached hereto as Appendix A. In accordance with the guidance above, we corrected the balance sheet dated December 31, 2008 by reclassifying the VAT receivable balance of $6.2 million from Accrued and Other Current Liabilities to Prepaid and Other Current Assets in the condensed consolidated balance sheet dated December 31, 2008. Such reclassification had no impact on the consolidated income statement, cash flows, equity or working capital.

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Tesco Corporation

October 1, 2009

The effect of the $6.2 million reclassification on a stand-alone basis is as follows (in thousands):

Balance Sheet Caption	As reported in Form 10-K December 31, 2008	As reported in Form 10-Q June 30, 2009	% Change
Prepaids and Other Current Assets	$13,533	$19,690	(45)
Total Current Assets	238,908	245,065	(3)
Total Assets	493,233	499,390	(1)
Accrued and Other Current Liabilities(1)	19,554	25,711	(31)
Total Current Liabilities	93,606	99,763	(7)
Total Liabilities	141,203	147,360	(4)
Working Capital (current assets less current liabilities)	145,302	145,302	0

(1)

Accrued and Other Current Liabilities reported in Form 10-K was $16,228. This amount has been combined with Warranty Reserves of $3,326 as the two captions are combined as reported in the June 30, 2009 Form 10-Q.

This revision does not impact the consolidated statement of operations or the consolidated statement of cash flows for any period.

Disclosing the correction of an error:

Paragraph 26 of the Statement provides guidance for disclosing the correction errors in previously issued financial statements as follows:

“When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose the following:

a. The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented

b. The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.”

Accordingly, we will include a disclosure such as the following in our Form 10-Q to be filed for the quarterly period ended September 30, 2009:

Revisions to Financial Statement Presentation. The Company has revised its consolidated balance sheet as of December 31, 2008 to correct an error in the classification of Prepaid Value Added Taxes (“VAT”). This revision does not impact the consolidated statement of operations or the consolidated statement of cash flows for any period. During the preparation of the Company’s financial statements for the three months ended June 30, 2009, the Company noted that the December 31, 2008 balance for outstanding prepaid VAT was misclassified on the balance sheet. We have therefore revised our balance sheet as of December 31, 2008 by increasing prepaid and other current assets by $6.2 million and increasing accrued liabilities by $6.2 million.

8

Tesco Corporation

October 1, 2009

5.	We note your disclosure that “During the preparation of the Company’s financial statements for the three months ended June 30, 2009, the Company determined that Canadian dollar-denominated stock option awards previously issued to non-Canadian employees qualify for liability classification in accordance with SFAS No. 123(R) due to the Company’s voluntary delisting from the TSX effective June 30, 2008.” Based on our comment above, we are unable to agree with this statement. Please modify your disclosure as necessary to address the liability accounting required by paragraph 33 and footnote 19 of SFAS No. 123(R) for your outstanding Canadian dollar-denominated options granted to employees who were not paid n Canadian dollars.

RESPONSE: As discussed in our response to Item 1, above, we believe the modification date for liability classification of CAD$-denominated stock option awards occurred June 30, 2008, the effective date of our delisting from the TSX. Based on that determination, we believe the disclosure in our June 30, 2009 Form 10-Q is adequate. Please see our response to Item 1, above, for further information.

If you have any questions regarding this response, please do not hesitate to contact us.

Kindest regards,

/s/ ROBERT L. KAYL

Robert L. Kayl

Senior Vice President and Chief Financial Officer

Tesco Corporation

cc:	Mr. Jeff Dodd

Partner

Andrews & Kurth LLP

Mr. C. Ted Orihel

Partner

PricewaterhouseCoopers LLP

Mr. Julio Quintana

President and Chief Executive Officer

Tesco Corporation

9

August 5, 2009
Updated September 15, 2009

To:	Quarter 2 2009 10Q File
From:	Christi Reynolds
Subject:	Q2 2009 SAB 99
CC:	Julio Quintana, Bob Kayl

Background:

During the second quarter of 2009, the Company identified several correcting adjustments for errors made in prior period. These adjustments related to the following:

•	$822 thousand of expense in Q3 2008 and a corresponding reversal of $822 thousand of expense in Q4 2008 related to adjusting liability-based stock option awards to fair value;

•

$6.2 million of net VAT receivable was classified under the caption, “Accrued and other current liabilities” on the consolidated balance sheets as of December 31, 2008 that should have been included in the caption, “Prepaids and Other Current Assets”

•	$60 thousand of items that should have been on the Company’s Balance Sheet at December 31, 2008 for the Global Distribution Center;

•	$280 thousand in capital expenditures made prior to December 31, 2008 that were improperly recorded as expenses; and

•	$294 thousand return to provision adjustment identified when the Company filed its federal income tax return for the year ended December 31, 2008

Refer to Appendix A enclosed within this memo for a description regarding each adjustment and the related control implications.

As these adjustments were posted to correct errors made in prior years, the Company has determined them to be “out-of-period” and will apply the principles of SAB 99 to determine the impact of such. This memo will serve to document the Company’s assessment, from a qualitative and quantitative perspective, that these adjustments are not material to the prior year-end financial statements and that recording these adjustments in the second quarter of 2009 does not materially misstate the June 30, 2009 financial statements. Please note that the analysis includes the bulleted items identified above and the aggregation of any other previously identified out-of-period errors affecting the applicable periods as previously addressed in SAB 99 analyses from prior periods.

Discussion and Analysis:

Tesco conducts its current operations in over 35 different countries and is organized under a series of several active corporations, partnerships and holding companies registered in Canada, the U.S., Latin America, Europe, Middle East and Asia Pacific. The Company’s annual revenue was approximately $535 million as of December 31, 2008 and assets were approximately $493 million at the same time period. Quarterly revenues for the interim three month period ended

Q2 2009 SAB 99 Memo

Updated September 15, 2009

June 30, 2009 were approximately $88.4 million and pre-tax loss for the same time period was approximately $8.2 million. Net loss for the quarter was approximately $3.6 million. The Company currently estimates that revenue and net loss for the year ended December 31, 2009 will be $322 million and $8.9 million respectively, based on actual results through June 30, 2009 and the Company’s most current forecast.

Accordingly, the following analysis will consider the impact of these “out-of-period” adjustments on several measures, in order to give a full view of what a user of the financial statements would consider meaningful in evaluating the materiality of these matters. In preparing this analysis, the Company also referred to the views of the SEC Staff as outlined in SAB 99 and the guidance in APB 28.

SAB 99 specifically points to guidance in Statement of Financial Accounting Concepts No. 2 which states that the concept of materiality is defined as:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

APB 28 states that materiality should be assessed when reviewing a prior period misstatement. The guidance of paragraph 29 is as follows:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

The guidance in paragraph in 38 is as follows:

The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure. Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes. If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed. Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required. A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

Quantitative Analysis:

To assess the quantitative impact of these errors, the Company has evaluated the recording these “out-of-period” adjustments in 2009 to determine if these matters individually or when aggregated with other previously identified errors materially misstate the previously reported periods affected by the errors or the estimated year ended December 31, 2009, taken as a whole. Based on this evaluation, we note the following effect on the reported statements of income:

	Q3 2008	Q4 2008	YTD 2008	Q1 2009	Q2 2009	YTD 2009	Total 2009 Est
Roll Over	(2.3)%	0.4%	(5.2)%	4.9%	(1.5)%	36.2%	(3.3)%
Net Adjustments after tax	$(412)	$42	$(2,737)	$216	$53	$297	$297
Net Income (Loss) (Unadjusted)	$17,581	$11,968	$52,906	$4,421	$(3,601)	$820	$(8,900)
Net Income (Loss) (Adjusted)	$17,169	$12,010	$50,169	$4,637	$(3,548)	$1,117	$(8,603)

We note the following effect on the reported balance sheets: (see table attached for more information):

Net Adjustments after tax	Q3 2008	YTD 2008	Q1 2009	Q2 2009
Total Assets	$162	$8,115	$(1,780)	$340
Error %	0.0%	1.2%	(0.4)%	0.1%
Total Liabilities	$4,086	$9,943	$(3,046)	$(195)
Error %	2.8%	5.1%	(2.3)%	(0.2)%
Total Equity	$(3,924)	$(1,828)	$1,266	$535
Error %	(1.1)%	(0.4)%	0.4%	0.1%

In summary, the Company has determined the effect of these adjustments is immaterial to any of the three month periods during 2008 and 2009 in which the adjustments relate. The Company evaluates the percentage impact of these adjustments as being quantitatively material to the year ended December 31, 2008 and to the year to date period ended June 30, 2009. However, the Company does not anticipate the adjustments to be quantitatively material to the year ended December 31, 2009. For purposes of this memo, the Company has determined materiality to be 10% of any interim reported period and 5% of any reported year ended based on pre-tax income.

In regard to the quantification of the error for the six months ended June 30, 2009:

•

Management notes that the YTD period ended June 30, 2009 reflects net income of $820 thousand. This small amount resulted from net income in Q1 that was substantially offset by net losses in Q2. Accordingly, the quantitative analysis is somewhat skewed for the YTD period shown and should not be relied upon in assessing quantitative materiality.

•	Further, Management identified several unusual items recorded in the statements of income for the YTD period, including a $2.2 million legal settlement and $2.9 million

Q2 2009 SAB 99 Memo

Updated September 15, 2009

in severance costs. If these items were excluded from the calculation, YTD net income would have been approximately $4.2 million and the errors would have measured 7.2% of net income.

•

Management also notes that the majority of the adjustments recorded in the YTD period ended June 30, 2009 are comprised of tax entries. These adjustments are viewed as non-recurring tax adjustments. Thus, the adjustments are viewed as benign events regardless of whether reflected in one period vs. another.

Qualitative Analysis:

The following qualitative considerations were evaluated in determining whether an out-of-period adjustments, as described above, would be considered to be material misstatement of the Company’s our financial statements for the respective periods involved:

Consideration:

Whether the adjustment masks a change in earnings or other trends;

Response:

These adjustments do affect the Company’s operating results including operating income, pre-tax income and net income. However, the Company has determined the net effect of these adjustments do not materially impact the financial statements due to the percentage of misstatement, no flip in income to loss, and because these adjustments do not cause the Company’s operating results to make/miss analyst expectations. Additionally, the significant drop in operating income for the current year is due to macroeconomic conditions to the industry as a whole which caused the Company’s operating results for the three months ended June 30, 2009 to be significantly lower than prior year operating interim periods and analyst expectations.

Consideration:

Whether the adjustment hides a failure to meet analysts’ consensus expectations for the enterprise;

Response:

The Company does not provide earnings guidance. Operating results for the three months ended June 30, 2009 did not meet analyst expectations with or without the above adjustments. This is due to macroeconomic events which affected the oil field services sector and the oil and gas industry as a whole.

Consideration:

Whether the adjustment changes a loss into income or vice versa;

Response:

The Company would have reported positive pre-tax income and net income for each period presented in the analysis through March 31, 2009, and would have had a net loss for the three months ended June 30, 2009 without the occurrence of the errors.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

Consideration:

Whether the adjustment concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

Response:

The Company separately distinguishes its reportable segments in the financial statements. The noted adjustment did affect these segments; however, a majority of the adjustments affected the “Corporate and Other” segment which investors do not place as much reliance due to the nature of these costs. Certain adjustments affected the Top Drive segment, but these adjustments did not have a quantitatively material effect on the segment’s operating income and did not mask any trends, etc. as described above.

Consideration:

Whether the adjustment affects the registrant’s compliance with regulatory requirements;

Response:

These adjustments do not impact or violate any regulatory requirements. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment affects the registrant’s compliance with loan covenants or other contractual requirements;

Response:

These adjustments do not adversely affect compliance with any financial covenants to which the Company is subject. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

Response:

The Company’s executive management team’s primary financial objective for incentive compensation purposes is based on Return on Capital Employed (“ROCE”), which is based on operating income. However, the executive management team’s bonuses are based on annual performance metrics. Therefore there is no real impact from the above noted adjustments, as 2009 is projected to be a low-performing year. Year to date, ROCE is 0% and will be far below the minimum threshold for the ROCE portion of the Company’s bonus plan. Further, the above noted adjustments reduce current period operating results as opposed to increase them and recent economic events present little opportunity for bonuses in 2009. In regard to 2008, the executive management team’s bonus was based on ROCE of 20.4%. Had the 2008 adjustments included in Appendix A been recorded in 2008, ROCE would have been 20.3%. The Company has determined that the difference in incentive compensation would have been immaterial.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

Consideration:

Whether the adjustment involves concealment of an unlawful transaction;

Response:

These adjustments do not represent a concealment of an unlawful transaction. These adjustments were not intentional or a deliberate action on the part of management. They represent corrections of errors from prior periods.

Consideration:

Whether the adjustment has an impact on MD&A or other areas of the filed documents

Response:

Based on the fact these adjustments net to an immaterial amount and do not have an adverse affect on any reportable segment operating results, these adjustments will not be specifically described in the financial statements.

Consideration:

Whether the adjustment impacts the liquidity or any key financial measures used by management when discussing company performance with the public;

Response:

These adjustments do affect pre-tax income which is used in several liquidity and key financial measures including debt covenant calculations and EBITDA. Given the fact these adjustments do not result in a breach in debt covenants and are considered immaterial to pre-tax income which derives EBITDA, management concludes there is no adverse affect to these financial measures. Additionally, the Company’s stock price already reflects depressed earnings during all of the periods reported due to the recent economic crisis and lower expected operating performance in analyst expectations.

Though the classification error of the net VAT receivable/payable was quantitatively significant to the individual balance sheet caption, it was not material to total current assets, current liabilities, total assets or total liabilities. Furthermore it had no impact on working capital operating income, net income, earnings per share, or shareholders equity which are key financial measures of the Company identified in MD&A.

Conclusion:

Based on the foregoing quantitative and qualitative analysis, the Company does not believe these adjustments recorded during the three months ended June 30, 2009 and the cumulative impact of all other out of period items discussed above are material to any prior period reported that would be impacted by its correction or to the period in which they have been corrected. The Company would not expect a significant negative or positive market reaction based on the nature of these items. In addition, management has discussed these issues with the Company’s General Counsel and the Audit Committee, all of whom concur with management’s conclusion in this matter.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

Appendix A

Description of noted adjustments and related control implications

Below is a listing of the noted out of period adjustments recorded during the second quarter of 2009. Management has assessed the qualitative and quantitative factors associated with these adjustments and determined they do not materially misstate any prior periods or the current period they have been recorded in.

Adjustments

Adjustment 1: Stock-based compensation awards

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Synopsis: During the second quarter of 2009, the Company evaluated its accounting for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” and noted that existing stock option awards denominated in Canadian dollars and issued to non-Canadian employees qualify for liability classification under US GAAP. The Company determined the classification modification requirement occurred when the Company voluntarily delisted from the Toronto Stock Exchange (”TSX”) effective June 30, 2008. The Company determined that these Canadian-dollar denominated option awards issued to non-Canadian employees should have been classified as liability awards in each of the quarterly periods after July 1, 2008, and that the liability should have been adjusted to the fair value of the awards at the end of each quarterly reporting period. The company notes the following:

According to SFAS 123(R), paragraph 33, footnote 19, “an award of equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated shall not be considered to contain a condition that is not a market, performance, or service condition.” Tesco is a Canadian corporation, and until January 1, 2006, our functional currency was the Canadian dollar. Effective January 1, 2006, we adopted the U.S. dollar as our reporting currency. During all of this time, Tesco’s stock was traded both on the Toronto exchange (“TSX”) in Canadian dollars and on the NASDAQ in U.S. dollars.

Under the guidance cited above, the Company considered liability classification for outstanding Canadian dollar-denominated options to employees who were not paid in Canadian dollars. However, it determined that the option awards retained equity characteristics due to the fact that all Canadian-denominated options were exercised on the TSX until June 30, 2008. Accordingly, Tesco maintains the TSX was a primary exchange through that time. During the first quarter of 2008, Tesco commenced the issuance of U.S. dollar-denominated options. However, none of these options were vested to qualify for exercise prior to the Company’s delisting from the TSX. Effective June 30, 2008, the Company voluntarily delisted from the TSX.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

The company analyzed its outstanding stock options under the above guidance and identified a number of outstanding Canadian dollar-denominated stock options issued to employees who are not compensated in Canadian dollars as of July 1, 2008 (“the modification date”) and during each of the quarterly reporting periods thereafter. The fair values were pro-rated for partially vested awards using a graded weighting, as the Company accounts for its compensation expense in the same manner.

The Company compared the fair value of the Canadian dollar-denominated awards as of the grant date in US dollars to the calculated fair values as of the modification date and each of the subsequent reporting dates. Under such guidance, the Company identified the following classification and related accounting errors:

Date	Number of Outstanding CAD$ Options issued to Non-Canadian Employees	US$ Fair Value	Floor	Pre-Tax Expense to be recorded (reversed)
Q3 2008	539,222	$4,101,530	$3,983,584	$822,002
Q4 2008	531,482	$805,833	$4,137,019	$(822,002)
Q1 2009	528,601	$1,145,270	$4,293,447	$—
Q2 2009	513,967	$1,047,751	$4,305,197	$—

Please see supplementary Excel schedules for further details regarding this analysis.

In calculating the fair values shown above, the company noted that (1) the fair value calculation includes a pro-rata increase during each period related to additional vesting of partially vested options and (2) the fair value decreased significantly from 07/01/08 to 09/30/08 and again to 12/31/08, as a direct result of a decline in the Company’s stock price during the time periods indicated.

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Control Implications: Management has assessed the control implications related to the issues and financial statement adjustments noted above in accordance with the Internal Control Deficiency Framework. Based on review of the noted adjustments, Management has identified ineffective balance sheet review controls as of December 31, 2008. Management assessed the relative dollar impact of these deficiencies and noted there was no individual item or items in the aggregate that would led to a material misstatement to the financial statements either in the current period or the interim periods during 2008. Additionally, management applied the following rational to reach its conclusion regarding the magnitude of the control failure in regard to the stock-based compensation accounting error:

•	The control failure pertained to specific awards that were granted by the Company; not all awards in general;

Q2 2009 SAB 99 Memo

Updated September 15, 2009

•

The control failure related to the Company’s inability to identify that the voluntary de-listing of the TSX would lead to a modification of certain stock option awards and required different accounting treatment per the guidelines in SFAS 123R;

•	The magnitude of the control issue is known;

•	This control has been remediated through the Company recording the adjusting entries necessary to correct the accounting for affected awards; and

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Management assessed the qualitative and quantitative implications related to adjusting entries recorded and determined they do not materially misstate the Company’s consolidated financial statements taken as a whole individually or in the aggregate.

Based on this assessment, Management has determined the control implications do not lead a competent and well informed individual to conclude the control failure rises to the level of a material weakness or merits the attention of those charged with oversight for financial accounting and reporting. Accordingly, the Company has determined these adjustments to control deficiencies. The Company will continue to monitor the effectiveness of these controls going forward and will identify areas of improvement as it relates to the aforementioned controls.

Adjustment 2: VAT receivable

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Synopsis: During review of the consolidated financial statements, the Company identified an error regarding the classification of Value Added Tax (“VAT”), net. VAT is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is much like the sales tax paid in the United States. The Company collects VAT from its customers and remits VAT to its vendors. Periodically, the Company submits VAT schedules to governmental agencies and reconciles the VAT paid and VAT received. The net overpaid VAT may be refunded, and the net underpaid VAT must be remitted.

In prior periods, VAT prepaid by the Company were offset by the liability recorded for VAT payable and were classified under the caption “Accrued and other current liabilities” on the consolidated balance sheets. During the quarterly period ended December 31, 2008, the Company paid VAT so that the balance after offsetting was a net receivable of $6.2 million. Due to an accounting oversight, the balance continued to be carried under the caption, “Accrued and other current liabilities” as a debit balance when the correct presentation would have been to include the amount under the caption “Prepaid and other current assets.”

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Control implications: Management has assessed the control implications related to the issues and financial statement adjustments noted above in accordance with the Internal Control Deficiency Framework. Based on review of the noted adjustments, Management has identified ineffective balance sheet review controls as of December 31, 2008. Management assessed the relative dollar impact of these deficiencies and noted there was no individual item or items in the aggregate that would led to a material misstatement to

Q2 2009 SAB 99 Memo

Updated September 15, 2009

the financial statements as of December 31, 2008. Based on this assessment, Management has determined the control implications do not lead a competent and well informed individual to conclude the control failure rises to the level of a material weakness or merits the attention of those charged with oversight for financial accounting and reporting. Accordingly, the Company has determined these adjustments to control deficiencies.

Adjustment 3: GDC Drop Ship Clearing

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Synopsis: During review of the GDC financial statements and in connection with the June 2009 account reconciliations, the Company identified drop ship sales that were credited against the inventory account as opposed to the drop ship clearing account. At the end of the 2008, the Company performed a physical inventory and trued up the inventory balance. As such, the Company recorded an entry to clear these items totaling $60K from the drop ship account as they would have been incorporated in as part of the year end physical inventory.

•

Control implications: Management has assessed the control implications related to the issues and financial statement adjustments noted above in accordance with the Internal Control Deficiency Framework. Based on review of the noted adjustments, Management has identified ineffective balance sheet review controls as of December 31, 2008. Management assessed the relative dollar impact of these deficiencies and noted there was no individual item or items in the aggregate that would led to a material misstatement to the financial statements either in the current period or the interim periods during 2008. Based on this assessment, Management has determined the control implications do not lead a competent and well informed individual to conclude the control failure rises to the level of a material weakness or merits the attention of those charged with oversight for financial accounting and reporting. Accordingly, the Company has determined these adjustments to control deficiencies.

Adjustment 4: NABU Capital Expenditures

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Synopsis: During 2008, NABU purchased three cold weather buildings for a total cost of $280K. These buildings were erroneously recorded as repair and maintenance expense during 2008. During the quarter ended June 30, 2009, NABU accounting staff identified this error and capitalized the assets, with a corresponding reversal of the expense.

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Control implications: Management has assessed the control implications related to the issues and financial statement adjustments noted above in accordance with the Internal Control Deficiency Framework. Based on review of the noted adjustments, Management has identified ineffective accounts payable review controls as of December 31, 2008. Management assessed the relative dollar impact of these deficiencies and noted there was no individual item or items in the aggregate that would led to a material misstatement to the financial statements either in the current period or the interim periods during 2008. Based on this assessment, Management has determined the control implications do not lead a competent and well informed individual to conclude the control failure rises to the level of a material weakness or merits the attention of those charged with oversight for financial accounting and reporting. Accordingly, the Company has determined these adjustments to control deficiencies.

Q2 2009 SAB 99 Memo

Updated September 15, 2009

Adjustment 5: Tax return to provision adjustment

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Synopsis: During the three months ended June 30, 2009, Tesco Corporation filed its Canadian federal tax returns. During the preparation of these returns, management determined that the jurisdiction in which a portion of its taxable income was recognized changed from the estimate made at the time of the preparation of the year-end 2008 tax provision. As such, a $0.3 million “provision to return” difference resulted due to the change in the amount of income attributed between Canada and Tesco Corporation U.S. This $0.3 million adjustment was an error that should have been recorded in 2008.

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Control implications: Management has assessed the control implications related to the issues and financial statement adjustments noted above in accordance with the Internal Control Deficiency Framework. During 2008, the Company identified a significant deficiency related to the preparation and review of the Canadian tax provision. Management has determined the adjustment discussed herein further substantiated the existence of the significant deficiency at December 31, 2008. Management has concluded that the error did not rise to the level of a Material Weakness because the previously issued financial statements were not materially misstated. Accordingly, the Company has determined these adjustments to be control deficiencies. The Company will continue to monitor the effectiveness of controls in place and is developing a remediation plan around the significant deficiency that exists in the tax provision process.

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